Exhibit 3


                          [Letterhead DSS ProDiesel]
                               Corporate Office:
                                922 Main Street
                                P.O. Box 60393
                        Nashville, Tennessee 37206 USA
                                (615) 227-2242
                                 800-327-4373
                              Fax: (615) 228-8259



                                                                 VIA FACSIMILE


March 30, 1995

Mr. Ray Danner
The Danner Company
2 International Plaza
Suite 510
Nashville, Tennessee 37217

                     Re:   Your letters to the Board of Directors

Dear Ray:

I have received your letters of March 28 and 29, 1995. As you know, I chair the Search Committee of the Board of Directors. In that capacity, I have considered your letter to be an application to be considered for the position of CEO of Shoney's, Inc. I regret that you have been unable to meet with me personally to discuss this and other matters.

I think you know that the Search Committee commenced its efforts in January of this year to identify the very best candidate to be CEO of Shoney's and take this Company into the next century. Recognizing the unique challenges that presently face the restaurant industry, the Search Committee is assisted in this effort by the executive search firm of Spencer Stuart and its restaurant specialists. They will advise us on your application as well.

Ray, if you have any questions regarding the search process, please do not hesitate to contact me. We will stay in touch.

Thank you for your interest in the Company.

Sincerely yours,


Victoria B. Jackson
Chair, Search Committee for
  Shoney's Board of Directors

VBJ/jo

cc:      Shoney's Board of Directors
         Bob Tuke